082-34645

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

15, AVENUE MATIGNON
75008 PARIS

99 GRESHAM STREET
LONDON EC2V 7NG
TELEPHONE 020 7 418 1300
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WRITER'S DIRECT
+44 (20) 7418 1025.

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

RECEIVED
2007 APR 25 A

SUPPL

File No. ~~82-5134~~

April 25, 2007

Re: **Telefónica Móviles Perú Holding S.A.A.—Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


07022915

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following:

PROCESSED
APR 30 2007
THOMSON
FINANCIAL

1. Letter to CONASEV, dated September 29, 2006, regarding the Shareholders' Meeting of Telefónica Móviles Perú Holding S.A.A. which took place on the same date, and the agreement therein agreed upon.

2. Letter to CONASEV, dated January 01, 2007, regarding the Board of Directors' Meeting of Telefónica Móviles Perú Holding S.A.A. which took place on Monday January 15, 2007, and the agreements therein agreed upon.

3. Letter to CONASEV, dated March 22, 2007, regarding the Board of Directors' Meeting of Telefónica Móviles Perú Holding S.A.A. which took place on the same date, and the adoption of the minutes formulated by the President.

4. Letter to CONASEV, dated March 22, 2007, regarding the key event registered according to Circular CONASEV N° 099-2007-EF/94.40.

dw 4/26

(NY) 19788/003/12G3-2B/MOVILES/MOVILES07/04.25.Moviles.12g3.2b.doc

THE PRINCIPAL PLACE OF BUSINESS OF THE PARTNERSHIP IN GREAT BRITAIN IS THE ADDRESS SET FORTH ABOVE AT WHICH A LIST OF THE PARTNERS' NAMES IS OPEN FOR INSPECTION.

5. Letter to CONASEV, dated March 26, 2007, regarding the Mandatory Shareholders' Meeting which took place on March 23, 2007, and the agreements therein agreed upon.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at +44 (20) 7418 1025.

Very truly yours,



Paulina Vargas
Legal Assistant

Enclosures

RECEIVED
2007 APR 25 A 10:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

English Summary for Telefónica Móviles Perú Holding S.A.A.

– Letter to CONASEV, dated September 29, 2006, regarding the Shareholders' Meeting of Telefónica Móviles Perú Holding S.A.A. which took place on the same date, and the agreement therein agreed upon.

– Letter to CONASEV, dated January 01, 2007, regarding the Board of Directors' Meeting of Telefónica Móviles Perú Holding S.A.A. which took place on Monday January 15, 2007, and the agreements therein agreed upon.

– Letter to CONASEV, dated March 22, 2007, regarding the Board of Directors' Meeting of Telefónica Móviles Perú Holding S.A.A. which took place on the same date, and the adoption of the minutes formulated by the President.

– Letter to CONASEV, dated March 22, 2007, regarding the key event registered according to Circular CONASEV N° 099-2007-EF/94.40.

– Letter to CONASEV, dated March 26, 2007, regarding the Mandatory Shareholders' Meeting which took place on March 23, 2007, and the agreements therein agreed upon.

RECEIVED

APR 25 A 10:

Lima, 29 de septiembre de 2006

Señores
Registro Público del Mercado de Valores - CONASEV
Presente.-

REF: "Hechos de Importancia"

De nuestra consideración:

Por la presente, de conformidad con los dispuesto en el artículo 28° de la Ley del Mercado de Valores y la Resolución CONASEV N° 107-2002-EF/94.10, cumplimos con informarles que la Junta General de Accionistas de Telefónica Móviles Perú Holding S.A.A. celebrada el día 29 de septiembre de 2006, adoptó por mayoría absoluta, el siguiente acuerdo:

Delegar las más amplias facultades en el Directorio para que en el momento que lo considere conveniente o necesario a los intereses de la Sociedad, capitalice hasta el íntegro del capital adicional de la Sociedad, ascendente a la suma de S/. 402´427,008.00 (Cuatrocientos dos millones cuatrocientos veintisiete mil ocho y 00/100 Nuevos Soles) y, en consecuencia, proceda al aumento del capital social hasta por dicho monto, así como a la modificación del artículo 5° del Estatuto Social; establezca los montos totales o parciales de la capitalización dentro de los límites aprobados por la junta; fije la oportunidad y modalidad en que se harán efectivas las capitalizaciones del capital adicional; y en general adopte los acuerdos que correspondan para hacer efectivas las capitalizaciones indicadas.

Sin otro particular, quedamos de ustedes.

Atentamente,

Telefónica Móviles Perú Holding S.A.A.

Madeleine Osterling Letts
Representante Bursátil

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

Lima, 16 de enero de 2007

Señores
Registro Público del Mercado de Valores
CONASEV
Presente.-

De nuestra consideración:

De conformidad con lo establecido en La Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones, hacemos de su conocimiento que el Directorio de Telefónica Móviles Perú Holding S.A.A. en su sesión realizada el día lunes 15 de enero de 2007 adoptó los siguientes acuerdos que constituyen hechos de importancia:

1. Aceptar la renuncia formulada por el señor Antonio Carlos Valente Da Silva, de nacionalidad brasilera, identificado con Carné de Extranjería Nº 000258566, al cargo de Director Titular y Presidente del Directorio de la Sociedad. La renuncia formulada surtirá efecto a partir del 16 de enero de 2007.

2. En estricta aplicación del estatuto social, el Director Alterno señor Pedro Salvador Cortez Rojas, identificado con Documento Nacional de Identidad Nº 07965347, asumió con efectividad al 16 de enero de 2007, la condición de Director Titular de la Sociedad a fin de cubrir la vacancia producida en tal cargo como consecuencia de la renuncia del señor Antonio Carlos Valente Da Silva.

3. Revocar todos los poderes conferidos a la fecha al señor Antonio Carlos Valente Da Silva, de nacionalidad brasilera, identificado con Carné de Extranjería Nº 000258566. La revocatoria de facultades surtirá efecto a partir del 16 de enero de 2007.

4. Aceptar la renuncia formulada por el señor José Javier Manzanares Gutiérrez, de nacionalidad española, identificado con Carné de Extranjería Nº 000062114, al cargo de Vicepresidente del Directorio.

5. Designar al señor José Javier Manzanares Gutiérrez, de nacionalidad española, identificado con Carné de Extranjería Nº 000062114, en el cargo de Presidente del Directorio de la Sociedad.

6. Designar al señor Luís Miguel Gilperez López, de nacionalidad española, identificado con Pasaporte Español No. Nº A0067762800, en el cargo de Vicepresidente del Directorio de la Sociedad.

7. Aceptar la renuncia formulada por el señor José Javier Manzanares Gutiérrez, de nacionalidad española, identificado con Carné de Extranjería Nº 000062114,

al cargo de Gerente General de la Sociedad. La renuncia formulada surtirá efectos a partir del 16 de enero de 2007.

8. Revocar todos los poderes conferidos a la fecha al señor José Javier Manzanares Gutiérrez, de nacionalidad española, identificado con Carné de Extranjería Nº 000062114. Se deja constancia que la renuncia de poder del señor Manzanares no surte efecto para su designación como apoderado económico financiero del grupo A. La revocatoria de facultades surtirán efecto a partir del 16 de enero de 2007.

9. Designar como Gerente General de la sociedad al señor César Augusto Linares Rosas, identificado con Documento Nacional de Identidad Nº 08237731. La designación al cargo surtirá efectos a partir del 16 de enero de 2007.

Agradecemos su atención a la presente y sin otro particular, nos despedimos.

Muy atentamente,

Madeleine Osterling Letts
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.

Lima, 22 de marzo de 2007

Señores
Registro Público del Mercado de Valores
Comisión Nacional Supervisora
de Empresas y Valores - CONASEV
Presente.-

De nuestra consideración:

De conformidad con lo establecido en la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones hacemos de su conocimiento que el Directorio de Telefónica Móviles Perú Holding S.A.A. en su sesión realizada en la fecha hizo suyas las mociones formuladas por el Presidente en ejecución de las facultades que le fueron delegadas por el Directorio el 12 de febrero de 2007. Dichas mociones fueron registradas en el mercado en calidad de hecho de importancia el día 23 de febrero de 2007 y serán sometidas a la consideración de la junta obligatoria anual de accionistas convocadas en primera citación para el día 23 de marzo de 2007.

Sin otro particular,

Madeleine Osterling Letts
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.

Telefónica

Lima, 22 de marzo de 2007

Señores
Registro Público del Mercado de Valores - Conasev
Ciudad.-

Referencia : Hecho de Importancia

De nuestra consideración:

De conformidad con lo dispuesto por la Circular CONASEV N° 099-2007-EF/94.40 nos dirigimos a ustedes a fin de comunicarles, en calidad de Hecho de Importancia que :

Telefónica Móviles Perú Holding S.A.A. pertenece al Grupo Económico de Telefónica del Perú S.A.A. por lo que se designará a dicha empresa como persona jurídica responsable de la presentación de la información común y aquella referida a las empresas no inscritas en el RPMV, según lo establecido por el Reglamento de Propiedad Indirecta, Vinculación y Grupo Económico".

Atentamente,

Telefónica Móviles Perú Holding S.A.A.

Madeleine Osterling Letts
Representante Bursátil

Telefónica

Lima, 26 de marzo de 2007

Señores
Registro Público del Mercado de Valores - Conasev
Ciudad.-

Referencia : Hecho de Importancia

De nuestra consideración:

De conformidad con lo dispuesto por la Resolución CONASEV N° 107-2002-EF/94.10, "Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones", por medio de la presente nos dirigimos a ustedes a fin de comunicarles, en calidad de Hecho de Importancia, que mediante Junta Obligatoria Anual de Accionistas de fecha 23 de marzo de 2007, se aprobó los siguiente acuerdos:

1. Aprobar los Estados Financieros Auditados Anuales de la Sociedad, tanto Individuales como Consolidados Auditados, al 31 de diciembre de 2006, los mismos que incluyen el Balance General y el Estado de Ganancias y Pérdidas.

2. Aprobar la Memoria Anual de la Sociedad correspondiente al ejercicio 2006.

3. Fijar en cinco (5) el número de Directores de la Sociedad.

4. Designar a las siguientes personas como Directores Titulares y sus respectivos alternos:

   - José Javier Manzanares Gutiérrez, Director Titular y Presidente del Directorio, de nacionalidad española, identificado con Carné de Extranjería N° 000062114 y su respectivo alterno, señor Claudio Muñoz Zúñiga, de nacionalidad chilena, identificado con Pasaporte N° 96181221.
   - Luís Miguel Gilperez López, Director Titular y Vicepresidente del Directorio, de nacionalidad española, identificado con Pasaporte N° A0067762800; y como su respectivo alterno el señor Juan Revilla Vergara, identificado con Documento Nacional de Identidad N° 08234014.
   - Ernesto López Mozo, Director Titular, de nacionalidad española, identificado con Pasaporte N° 51373639-B; y como su respectivo alterno el señor Eduardo Navarro de Carvalho, de nacionalidad brasilera, Identificado con Pasaporte N° Q754885.
   - César Augusto Linares Rosas, Director Titular, identificado con Documento Nacional de Identidad N° 08237731; y como su respectivo alterno el señor, Javier Isidro Delgado Martínez, de nacionalidad española, identificado con Pasaporte N° 16790233.
   - Michael Duncan Cary – Barnard, Director Titular, identificado con Documento Nacional de Identidad N° 108035501; y como su respectivo Alterno el señor Manuel Álvarez Trongé, de nacionalidad argentina, identificado con Pasaporte N° 13.417.628

5. Ratificar como Secretaria del Directorio, a la doctora Madeleine Osterling Letts, identificada con Documento Nacional de Identidad N° 09174628, quien también ejerce el cargo de Directora de Asuntos Legales.

6. Agradecer a quienes integraban el Directorio de la Sociedad, cuyo mandato concluye en virtud de la presente elección.

   En tal sentido, la Junta agradeció a los directores salientes por su gestión, señores:

   - José Javier Manzanares Gutiérrez, de nacionalidad española, identificado con Carné de Extranjería N° 000062114, como Director Titular y Presidente del Directorio, y como su Director Alterno, Luís Alberto Fernández Jiménez, de nacionalidad española, identificado con Carné de Extranjería N° 95092.
   - Pedro Salvador Cortez Rojas, identificado con Documento Nacional de Identidad N° 07965347, como Director Titular.
   - Luís Miguel Gilperez López, de nacionalidad española, identificado con Pasaporte N° A0067762800, al cargo de Vicepresidente del Directorio y Director Titular; y como su Director Alterno, Raúl Risso Basalto, identificado con Documento Nacional de Identidad N° 06490748.
   - Ernesto López Mozo, de nacionalidad española, identificado con Pasaporte N° 51373639-B, como Director Titular; y como su Director Alterno, Víctor Rafael Arakaki Shimabuku, identificado con Documento Nacional de Identidad N° 10574074.
   - Eduardo Caride, de nacionalidad argentina, identificado con Pasaporte N° 12093391, como Director Titular; y como su Directora Alterna, Elizabeth Galdo Marín, identificada con Documento Nacional de Identidad N° 09149941.

Telefónica Móviles Perú Holding S.A.A.

Madeleine Osterling Letts
Representante Bursátil

END